Exhibit 99.1

Eco Wave Power Announces Nasdaq First North Delisting and

Last Day of Trading as Part of U.S. Focus

ADSs Will Continue to Trade on the Nasdaq Capital Market in the U.S.

Stockholm, Sweden – May 30, 2022 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE, Nasdaq First North: ECOWVE) (“Eco Wave Power” or the “Company”), a leader in the production of clean electricity from ocean and sea waves, today announced that Nasdaq First North Growth Market Sweden (“Nasdaq First North”) has accepted the Company’s application to delist its common shares. As a result, from June 14, 2022, Eco Wave Power’s only listed securities will be its American Depositary Shares (“ADSs”) which trade on the Nasdaq Capital Market under the ticker “WAVE”.

The Company submitted the application 90 days after announcing its intention to delist via a press release on February 25, 2022.

Nasdaq First North has informed the company of its decision on May 30, 2022, announcing that the last day of trading for the Company’s common shares on Nasdaq First North will be June 13, 2022.

The Company clarified that it plans to keep the electronic number of the Swedish common shares in place. As a result, holders of the Swedish common shares are under no obligation to take any action and may maintain their current holdings in the current format (meaning there is no obligation to convert the Swedish common shares to ADSs).

If and when a shareholder decides to trade their shares on the Nasdaq Capital Market, only then would they need to convert their common shares to ADSs.

Eco Wave Power has reached an agreement with The Bank of New York Mellon, the depository of the ADSs, to enable all shareholders on Nasdaq First North to convert their common shares to ADSs, free of charge, for ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North. Meaning, that all shareholders will have 90 days commencing on May 25, 2022 and ending on August 23, 2022 to convert their common shares into ADSs free of charge.

Afterwards, shareholders will be able to convert their common shares into ADSs listed on the Nasdaq Capital Market at any time.

Attached to this press release as Appendix A is a conversion guide which provides further explanation on the share conversion process.

“As we advance new project opportunities in the United States and expand our pipeline in this market, we see a significant opportunity to leverage our listing on the Nasdaq to elevate our corporate profile and ultimately improve our liquidity and value,” commented Inna Braverman, Co-Founder and Chief Executive Officer of Eco Wave Power. “Consolidating trading on the Nasdaq Capital Market is expected to reduce the public company expenses related to maintaining two listings, streamline our administrative requirements associated with complying with listing rules in two different jurisdictions and ultimately make it easier for our global shareholders to access liquidity in the largest capital market in the world.”

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+972.35094017

For additional inquiries, please contact:

Investor Contact:

Matt Chesler, CFA

FNK IR

+1.646.809.2183

wave@fnkir.com

Media Contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labeled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s common shares (ECOWVE) are traded on Nasdaq First North and its ADSs (WAVE) are traded on the Nasdaq Capital Market.

For more info please visit: www.ecowavepower.com.

Vator Securities is the company’s Certified Advisor (+46 8 580 065 99, ca@vatorsec.se).

Information on, or accessible through, the websites mentioned above does not form part of this press release.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Eco Wave Power is using forward-looking statements when it discusses delisting from and the last day of trading its common shares on Nasdaq First North, elevating its profile and improving liquidity on the Nasdaq U.S., conversion of common shares into ADSs by the Company’s shareholders and its focus on growing opportunities in the United States. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report for the year ended December 31, 2021 on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website, www.sec.gov.

Appendix A

Eco Wave Power Global AB (publ)

Issuance and Conversion Guide

Eco Wave Power Global AB (publ) (“Eco Wave”) has submitted an application to delist its common shares from Nasdaq First North Growth Market (“Nasdaq First North”). The formal application for delisting was submitted to Nasdaq First North on May 25, 2022 and Nasdaq First North has decided that June 13, 2022 will be the delisting date at which Eco Wave’s common shares will be officially delisted in Sweden (“Delisting Date”). After the Delisting Date, Eco Wave’s only listed securities will be its American Depositary Shares (“ADSs”) which trade exclusively on the Nasdaq Capital Market in the United States under ticker symbol WAVE and CUSIP# 27900N103. Shareholders of Eco Wave are encouraged to convert their common shares to ADSs. Issuance fees for the conversions of Eco Wave common shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North. Meaning, all holders of Eco Wave’s common shares will have 90 days commencing on May 25, 2022 and ending on August 23, 2022 to convert their common shares into ADSs free of charge. Below is the detailed procedure for converting your common shares to ADSs:

•	The common shareholder’s broker must deposit the underlying common shares in electronic form to The Bank of New York Mellon’s (“BNYM”) custodial account in Sweden. For the purpose of determining the trade date of the deposit, please use the actual date of deposit as the trade date. See below custodian information:

Custodian Name: Skandinaviska Enskilda Banken AB (“SEB”)

SWIFT (BIC): ESSESESS

Contact Email address: settlement.sweden@seb.se

Telephone No: +371 677 57310

For credit to: The Bank of New York Mellon DR

Account No: 01001151658

Note: The Bank of New York Mellon (“BNYM”) does not issue fractional ADSs. To avoid delay in converting common shares to ADSs, the common shareholder’s broker must deposit common shares equivalent to the issuance of whole ADSs only. Any deposit resulting in fractional ADSs will be rejected in its entirely by BNYM and BNYM will advise SEB accordingly. For the avoidance of doubt, BNYM will not issue whole ADSs and return the excess common shares back to the common shareholder’s bank or broker.

•	BNYM must have complete instructions indicating where the ADSs will be delivered at the Depositary Trust Company (“DTC”). DTC serves as a clearinghouse to process and settle security trades. All deposits made at SEB must therefore include the following information relating to the a) broker receiving the delivery of ADSs from BNYM and b) investor or the ultimate beneficial holder: DTC Broker name, DTC Broker participant number, investor’s or ultimate beneficiary’s name and account number with the DTC Broker. Providing complete information upon deposit will avoid delay in completing the conversion process.

Note: Most of the country’s biggest brokers, dealers and financial institutions are DTC members or participants and each is assigned a DTC participant number. If the common shareholder’s broker is not a direct DTC participant, they will have to settle trades through a DTC Participating settlement agent of the common shareholder’s broker. Non-DTC participant broker will not be able to settle security trades. BNYM will deliver the ADSs to a DTC participant only.

•	Upon receipt of the SWIFT confirmation of deposit from SEB and complete delivery instructions, BNYM will deliver the ADSs to DTC for credit to the counterparty, who will further credit the investor’s or ultimate beneficiary’s account (thus, BNYM needs the additional information relating to where the ADSs will be ultimately credited). To avoid delay in completing the delivery of the ADSs, it is helpful for investors to advise their brokers to receive BNYM’s delivery of the ADSs to complete the conversion process.

•	Issuance fees for the conversions of Eco Wave common shares are waived during the ninety (90) days from the date of the Company’s submission of its delisting application to Nasdaq First North Growth Market. Meaning, that all shareholders will have 90 days commencing on May 25, 2022 and ending on August 23, 2022 to convert their common shares into ADSs free of charge. Thereafter, issuance fees will be charged on conversions of common shares at the rate of $5 per 100 ADSs or a fraction thereof.

•	Questions about taxability of the conversions must be addressed by the converting investor with their tax advisor.

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